Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 2, 2026
Relating to Preliminary Prospectus Supplement dated June 2, 2026 and
Prospectus dated August 22, 2025
Registration No. 333-289793
Blue Owl Technology Finance Corp.
$500,000,000
6.500% Notes due 2029
PRICING TERM SHEET
June 2, 2026
The following sets forth the final terms of the 6.500% Notes due 2029 and should only be read together with the preliminary prospectus supplement dated June 2, 2026, together with the accompanying prospectus dated August 22, 2025, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blue Owl Technology Finance Corp. (the “Company”)
Debt Ticker:	OTF
Security:	6.500% Notes due 2029
Ratings (Moody’s/S&P/Fitch/KBRA)*:	Baa3/BBB-/BBB-/BBB (Stable/Stable/Stable/Stable)
Trade Date:	June 2, 2026
Settlement Date**:	June 5, 2026 (T+3)
Aggregate Principal Amount Offered:	$500,000,000
Maturity Date:	October 15, 2029, unless earlier repurchased or redeemed
Benchmark Treasury:	3.875% due May 15, 2029
Benchmark Treasury Price and Yield:	99-12¾ / 4.093%
Spread to Benchmark Treasury:	+265 basis points
Yield to Maturity:	6.743%
Price to Public (Issue Price):	99.291% of the principal amount
Coupon (Interest Rate):	6.500% fixed rate
Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2026
Make-Whole Redemption:
Prior to September 15, 2029 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 40 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs prior to maturity, unless the Company has exercised its right to redeem the Notes in full, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Use of Proceeds:	The proceeds from the Notes will be used to pay down certain existing indebtedness, including the Revolving Credit Facility and/or the 3.750% notes due June 2026.
CUSIP/ISIN:	095924 AD8 / US095924AD81
Joint Book-Running Managers:
Mizuho Securities USA LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Truist Securities, Inc.
Wells Fargo Securities, LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
ING Financial Markets LLC
Natixis Securities Americas LLC
RBC Capital Markets, LLC
Regions Securities LLC
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
Synovus Securities, Inc.

Co-Managers:	Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. NatWest Markets Securities Inc. R. Seelaus & Co., LLC
*        Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.
**     Blue Owl Technology Finance Corp. expects that delivery of the Notes will be made to investors on or about June 5, 2026, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the date of delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to one business day before the date of delivery should consult their own advisor.
Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blue Owl Technology Finance Corp. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Blue Owl Technology Finance Corp. and should be read carefully before investing.
The Company has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Mizuho Securities USA LLC toll free at 1-866-271-7403, J.P. Morgan Securities LLC toll free at 1-212-834-4533, MUFG Securities Americas Inc. toll free at 1-877-649-6848, Truist Securities, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.
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